March 9, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of WellPoint, Inc. (f/k/a Anthem, Inc.)

On behalf of WellPoint, Inc. (f/k/a Anthem, Inc.) (the “Registrant”), transmitted herewith for filing under the Securities Act of 1933, as amended, by direct transmission to the Securities and Exchange Commission’s Edgar System is the Registration Statement on Form S-4 of the Registrant relating to the Registrant’s offer to exchange (i) up to $300,000,000 of its 3.750% Notes due 2007 for all of its outstanding 3.750% Notes due 2007, (ii) up to $300,000,000 of its 4.250% Notes due 2009 for all of its outstanding 4.250% Notes due 2009, (iii) up to $500,000,000 of its 5.000% Notes due 2014 for all of its outstanding 5.000% Notes due 2014 and (iv) up to $500,000,000 of its 5.950% Notes due 2034 for all of its outstanding 5.950% Notes due 2034. The filing fee in connection with the Registration Statement of $188,320 has been paid by wire transfer. The payor of the wire transfer is WellPoint, Inc.

Please acknowledge receipt of this filing by electronic mail. If you have any questions concerning the Registration Statement or any other matter discussed herein, please do not hesitate to contact Daniel G. Dufner, Jr. at (212) 819-8560 (ddufner@whitecase.com), Kevin Keogh at (212) 819-8227 (kkeogh@whitecase.com) or Brandon Bentley at (212) 819-8553 (bbentley@whitecase.com).

Sincerely,

/s/ Brandon Bentley

cc:	Michael Wyatt, WellPoint, Inc.
Daniel G. Dufner, Jr.
Kevin Keogh